SEC

18006565

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AUG 28 2018
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2017 (MM/DD/YY) AND ENDING June 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vestech Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11477 Olde Cabin Rd. STE 310
(No. and Street)

St. Louis	MO	63141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Huang
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	IN	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Huang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestech Securities, Inc., as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTHING FOLLOWS

PAUL B. KNESE
Notary Public, Notary Seal
State of Missouri
St. Louis County
Commission # 17662900
My Commission Expires January 25, 2021

Signature

President

Title

27 AUGUST 2018

Paul B. Knese

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vestech Securities
Inc.

2018
FINANCIAL STATEMENTS

TABLE OF CONTENTS

THOMAS FAUST, CPA
174 COLDBROOK CT.
LAFAYETTE, INDIANA 47909
765-427-4534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Vestech Securities, Inc.
St. Louis, Missouri

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Vestech Securities, Inc., as of June 30, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Vestech Securities, Inc. as of June 30, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vestech Securities, Inc.'s management. My responsibility is to express an opinion on Vestech Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Vestech Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Vestech Securities, Inc.'s financial statements. The supplemental information is the responsibility of Vestech Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
August 21, 2018

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2018

ASSETS

ASSETS		
Cash		$ 80,400
Deposit with clearing organization		50,000
Advisory fees and commissions receivable		44,649
Note receivable and advances from stockholder		26,500
TOTAL CURRENT ASSETS	$	201,549
PROPERTY AND EQUIPMENT		
Furniture and equipment		15,091
Less: Accumulated depreciation		11,644
TOTAL PROPERTY AND EQUIPMENT, net	$	3,447
OTHER ASSETS		
Security deposit		2,000
TOTAL OTHER ASSETS	$	2,000
TOTAL ASSETS		**$ 206,996**

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued salaries and commissions payable		$ 71,050
Accounts payable		11,830
Deferred rent		10,314
TOTAL LIABILITIES	$	93,194
STOCKHOLDER'S EQUITY		
Common stock (100,000 shares authorized, 1,251 shares issued and 251 outstanding)		$ 35,000
Paid-in capital		61,002
Retained Earnings		17,800
TOTAL STOCKHOLDER'S EQUITY	$	113,802
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$ 206,996**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2018

Commissions and advisory fees	$	1,311,263
Other income		54,877
TOTAL REVENUE		**1,366,140**
EXPENSES		
Broker commissions		909,755
Salaries, wages and payroll taxes		180,971
Clearing expenses		67,555
Rent		33,743
Regulatory expenses		33,786
Legal and professional fees		30,852
Insurance		14,780
Communications expense		6,007
Other expenses		51,901
TOTAL EXPENSES		**1,329,350**
Net income (loss) before income taxes		36,790
Income taxes		-
NET INCOME	**$**	**36,790**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2018

	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 35,000	$ 61,002	$ (18,990)	$ 77,012
Net Income (loss)	-		36,790	36,790
Stock issued	-	-	-	-
Stock redeemed	-	-	-	-
Stockholders' distributions		-	-	-
BALANCE AT THE END OF THE YEAR	$ 35,000	$ 61,002	$ 17,800	$ 113,802

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 36,790
Adjustments to reconcile net income to net cash provided by Operating activities:	
Depreciation expense	2,234
(Increase) decrease in operating assets:	
Advisory fees and commissions receivable	(18,462)
Note receivable and advances from stockholder	(18,753)
Increase (decrease) in operating liabilities:	
Accrued salaries and commissions payable	44,225
Accounts payable	9,888
Other accrued liabilities	-
Deferred rent	(2,790)
Net cash provided by operating activities	53,132
Cash flows from investing activities:	
Purchase of property & equipment	(2,200)
Net cash (used in) investing activities	(2,200)
NET INCREASE IN CASH	50,932
CASH AT BEGINNING OF YEAR	29,468
CASH AT END OF YEAR	$ 80,400

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Vestech Securities, Inc. (the Firm) was incorporated in Kansas on March 13, 1996. The Firm is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Firm provides financial services and advice for private and corporate clients primarily located in Kansas and Missouri.

b. Revenue Recognition—Security transactions and the related commission revenue and expense are recorded on a settlement date basis, which is generally the third business day following the transaction. If materially different, revenue is recognized in a trade date basis. Investment advisory and wrap management fees are generally recognized as services are provided. Generally, fees are billed on a quarterly basis based on the account's value at the end of the quarter.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

d. Cash Equivalents—For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were none at June 30, 2018.

e. Concentrations of Credit Risk—The Firm places its cash in accounts with financial institutions. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have accounts in excess of insured limits at June 30, 2018.

f. Receivable from Broker-Dealers and Clearing Organization— Receivables from investment advisory fees are generated only from creditworthy organizations and are generally collected in full within 30 days of their invoicing and accrual. The Firm reviews all accounts for collectability and records an allowance for any they determine to be questionable. Any account deemed to be uncollectible is written off against the allowance. At June 30, 2018, no allowance was determined to be necessary.

g. Property and Equipment—Property and equipment are recorded at cost less accumulated depreciation. Depreciation is recognized on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Expenditures for repairs and maintenance and minor replacements are expensed as incurred.

h. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

NOTE 2: CLEARING DEPOSIT

The clearing organization which the Firm uses requires a deposit that serves as a reserve for counterparty credit risk, including default risk and settlement risk, as well as market risk on open un-hedged positions. At June 30, 2018, the balance of this deposit was $50,000.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis." During the year ended June 30, 2018 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: RELATED PARTY TRANSACTIONS

As of June 30, 2018, the Firm has an unsecured stockholder advance with a balance of $21,000. This advance is non-interest bearing with no specific repayment terms.

The Firm entered into an expense sharing agreement with two affiliated entities during the year. All expenses are paid by the Firm and the two affiliated entities reimburse the Firm for a portion of certain expenses. During the year the Firm received $29,525 for reimbursed expenses from these entities. There was $3,000 due from these entities at June 30, 2018.

NOTE 5: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2018.

The firm's federal and state income tax returns for 2015 through 2018 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At June 30, 2018, net capital as defined by the rules, equaled $54,310. The ratio of aggregate indebtedness to net capital was 171.6%. Net capital in excess of minimum required is $48,097. The Firm must also calculate net capital less the greater of 10% of total aggregated indebtedness or 120% of their minimum net capital requirement. This amount is $44,991.

NOTE 8: OPERATING LEASE

The Firm operates in leased office space under a lease through June 15, 2020 with two options to extend for three years each. The Firm recognizes rent expense on a straight-line over the term of the lease. Rent expense was $33,743 for the year ended June 30, 2018.

The following is the future minimum lease payments required under this lease that have initial or remaining non-cancelable lease terms in excess of one year:

Year Ending June 30,	
2019	36,515
2020	37,646
Total	$74,161

NOTE 9: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the June 30, 2018 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 10: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

NOTE 11: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2017. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF JUNE 30, 2018

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	113,802
less nonallowable assets from Statement of Financial Condition		(59,492)
Net capital before haircuts on securities positions		54,310
Haircuts on securities		-
Net Capital	$	54,310
Aggregate Indebtedness	$	93,194
Net capital required based on aggregate indebtedness (6-2/3%)		6,213
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		6,213
Excess Net Capital	$	48,097
COMPUTATION OF AGGREGATE REQUIREMENTS		
(A) - 10% of total aggregate indebtedness		9,319
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	44,991
Percentage of Aggregate Indebtedness to Net Capital		171.6%

THOMAS FAUST, CPA
174 COLDBROOK CT.
LAFAYETTE, INDIANA 47909
765-427-4534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Vestech Securities, Inc.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2018, which were agreed to by Vestech Securities, Inc. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Vestech Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Vestech Securities, Inc.'s management is responsible for Vestech Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2018 with the amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
August 21, 2018

THOMAS FAUST, CPA
174 COLDBROOK CT.
LAFAYETTE, INDIANA 47909
765-427-4534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Vestech Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Vestech Securities, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii), and Vestech Securities, Inc. stated that Vestech Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Vestech Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
August 21, 2018

Vestech Securities
Inc.

August 21, 2018

Vestech Securities, Inc.
SEC Filing #8-49409
Firm ID# 41409
For the Year ended June 30, 2018

EXEMPTION REPORT

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, John Huang, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Vestech Securities, Inc.:

1. Vestech Securities, Inc. claimed an exemption from SEC Rule 15c3-3 under provision 15c3-3(k)(2)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with clearing broker or dealers, and it promptly transmits all customer funds and securities to the clearing broker or dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and 240.17a-4, as are customarily made and kept by clearing broker or dealers and;

2. Vestech Securities, Inc. met the above exceptive provisions in SEC Rule 15c3-3(d)(2)(ii) throughout the fiscal year without exception.

John Huang, President
11477 Olde Cabin Road Suite 310
St. Louis, MO 63141